Exhibit 3.02(ii)

AMENDMENT TO THE OPERATING AGREEMENT
THIS AMENDMENT TO THE FIFTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT dated as of November 30, 2012 (as amended from time to time, the “Agreement”) of Aspect FuturesAccess LLC (this “Amendment”) is made as of December 31, 2017 by Merrill Lynch Alternative Investments LLC, a Delaware limited liability company (the “Sponsor”), and the Investors.  Capitalized terms used herein, but not defined, shall have the same meanings assigned to them in the Agreement.
WHEREAS, the Sponsor and the Investors entered into the Agreement; and
WHEREAS, the Sponsor wishes to amend the Agreement with effect as of December 31, 2017 pursuant to Section 10.03 of the Agreement as follows.
NOW IT IS HEREBY AGREED as follows:
1.	Section 2.07 of the Agreement shall be deleted in its entirety and replaced with the following:
“(a)
A Tax Account shall be established for each Unit of each Class. The Tax Accounts of all outstanding Units shall initially be equal to each Unit’s net purchase price (i.e., the subscription price for such Unit reduced by any sales commissions) and shall subsequently be increased by such Unit’s share of the taxable and tax-exempt income and gain of this FuturesAccess Fund and decreased by such Unit’s share of the items of loss or expense and nondeductible items of loss or expense of this FuturesAccess Fund, as well as by any distributions and redemptions.

(b)
For federal income tax purposes, items of ordinary income and loss, capital gain and capital loss shall, unless the Sponsor believes that doing so would not equitably reflect the economic experience of the Units, be allocated as of December 31 of each year among the Units, in the following order and priority:

(i)
Items of ordinary income and deduction generated by this FuturesAccess Fund shall be allocated pro rata among the Units which were outstanding during the months in such year when such items of ordinary income and deductions accrued.

(ii)
Gains will be allocated FIRST, to Investors who have redeemed Units during such year (including as of December 31), to the extent of the positive difference (if any) between the amounts received or receivable upon redemption and the respective Tax Account balances of the redeemed Units. SECOND, gains will be allocated to Investors to the extent of the positive difference (if any) between the Capital Account balance and the Tax Account balance attributable to their remaining Units. THIRD, gains will be allocated among all Investors based on the respective Net Asset Values of their outstanding Units.

(iii)
Losses shall be allocated FIRST, to Investors who have redeemed Units during such year (including as of December 31), to the extent of the negative difference (if any) between the amounts received or receivable upon redemption and the respective Tax Account balances of the redeemed Units. SECOND, losses shall be allocated to Investors to the extent of the negative difference (if any) between the Capital Account balance and Tax Account balance attributable to their remaining Units. THIRD, losses shall be allocated among all Investors based on the respective Net Asset Values of their outstanding Units.

(iv)
In the case of each of the FIRST and SECOND allocation levels set forth in Sections 2.07(b)(ii) and (iii), if there is insufficient gain or loss to make the complete allocation required at such level, such allocation will be made pro rata among all Investors who are subject to an allocation at such level in accordance with the respective amounts which would have been allocated had a complete allocation been possible.

(v)
Management Fees, Performance Fees and Sponsor’s Fees, as well as the operating expenses (in each case as adjusted to reflect the non-deductibility of all or a portion of such Sponsor’s Fees and operating expenses) and extraordinary expenses, shall be allocated, for tax purposes, to the Tax Accounts of the Investors based on the amount of the foregoing actually debited from the Units’ respective Capital Accounts of the Investors’ respective Units.

(vi)	Items of ordinary income and/or gain attributable to amounts received by this FuturesAccess Fund from the Trading Advisor for payment to the Sponsor shall be specially allocated to the Sponsor.

(c)
The character of items of income, gain, loss or deduction (ordinary, short-term and long-term) and of the items required to be separately stated by Section 702(a) of the Internal Revenue Code of 1986, as amended (the “Code”), shall be allocated to the Investors pursuant to this Section 2.07 so as equitably to reflect, without discrimination or preference among Investors, the amounts credited or debited to the Units’ respective Capital Accounts pursuant to Section 2.06. Furthermore, to the extent that this FuturesAccess Fund has a net long-term capital gain or loss that may be subject to more than one maximum federal income tax rate, allocations of such gain or loss shall be made pro rata from among the amounts subject to each maximum tax rate.

(d)
In the case of Units which are transferred during a fiscal year, the tax allocations shall be made to such Units as provided above. The tax items so allocated will then be divided among the transferor(s) and the transferee(s) based on the number of months during such year that each held such Units, or in such other manner as the Sponsor may deem equitable.

(e)
Having in mind the principles of the allocations set forth above in this Section 2.07 (to which all Investors consent by becoming Investors), the Sponsor may nevertheless make such allocations of items of ordinary income and gain, ordinary deduction and loss and any items required to be separately stated by Section 702(a) of the Code, as the Sponsor may deem fair and equitable — even if not consistent with the foregoing allocations — in order to cause the tax items allocated to the Investors, respectively, better to take into account (as determined by the Sponsor) the Units’’ respective Opening Capital Accounts and distributive shares of net profit and net loss, any entry of new Investors, any redemptions, any differences between income for tax purposes and for Net Asset Value purposes, the differences between the Classes of Units and any other special circumstances which may arise; provided, however, that no such allocation by the Sponsor shall discriminate unfairly against any Investor; and provided further, that the Sponsor shall be under no obligation whatsoever to deviate from the allocations set forth above.

(f)	This FuturesAccess Fund may, to the extent practicable, allocate tax items on a gross rather than a net basis.

(g)
Allocations pursuant to this Section 2.07 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Unit’s Capital Account or share of net profits, net losses, other items or distributions.

(h)
The tax allocations set forth in this Section 2.07 are intended to allocate items of this FuturesAccess Fund’s income, gains, losses and deductions (ordinary, short-term and long-term) in accordance with Sections 704(b) and 704(c) of the Code, and the regulations thereunder, including, without limitation, the requirements set forth therein regarding a “qualified income offset.”

(i)	The Sponsor may make such modifications to this Agreement as the Sponsor believes may be required to comply with Section 704 of the Code and the regulations thereunder.

(j)	In the event that the Sponsor determines to issue a new Class of Units, the foregoing tax allocations shall be adjusted so as equitably to allocate tax items between or among the different Classes.”

2.	Section 10.08 of the Agreement shall be deleted in its entirety and replaced with the following:
“SECTION 10.08.  “TAX MATTERS REPRESENTATIVE”; TAX ELECTIONS.  The Sponsor is designated as the “tax matters partner” within the meaning of Section 6231(a)(7) of the Code prior to its amendment by the provisions of Subchapter C of Subtitle A, Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015, P.L. 114--74 (together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof) (the “Revised Partnership Audit Procedures”), and as the “partnership representative” of this FuturesAccess Fund for any tax period subject to the provisions of Section 6223 of the Code, as amended by the Revised Partnership Audit Procedures (in each such capacity, the “Tax Matters Representative”), and in such capacity shall represent this FuturesAccess Fund in any disputes, controversies or proceedings with the Internal Revenue Service or with any state, local, or non-U.S. taxing authority and is hereby authorized to take any and all actions that it is permitted to take by applicable law when acting in that capacity. The Tax Matters Representative shall be empowered to make or revoke any elections now or hereafter required or permitted to be made by the Code or any state or local tax law. Each Investor, by subscribing for Units, agrees not to treat any tax item on such Investor’s individual tax return in a manner inconsistent with the treatment of such item by this FuturesAccess Fund, as reflected on the Schedule K-1 or other information statement furnished by this FuturesAccess Fund to such Investor, or to file any claim for refund relating to any such tax item that would result in such inconsistent treatment. The Investors acknowledge and agree that this FuturesAccess Fund may make elections under Section 6226 of the Code and/or may require the Investors to file amended returns under Section 6225(c)(2) of the Code, in each case as amended by the Revised Partnership

Audit Procedures. The Investors agree to cooperate in good faith, including without limitation by timely providing information reasonably requested by the Tax Matters Representative and making elections and filing amended returns reasonably requested by the Tax Matters Representative, and by paying any applicable taxes, interest and penalties, to give effect to the preceding sentence.  This FuturesAccess Fund shall make any payments it may be required to make under the Revised Partnership Audit Procedures and, in the Tax Matters Representative’s reasonable discretion, allocate any such payment among the current or former Investors for the “reviewed year” to which the payment relates in a manner that reflects the current or former Investors’ respective interests in this FuturesAccess Fund for that year and any other factors taken into account in determining the amount of the payment. To the extent payments are made by this FuturesAccess Fund on behalf of or with respect to a current Investor in accordance with this Section 10.08, such amounts shall, at the election of the Tax Matters Representative, (i) be applied to and reduce the next distribution(s) (including redemption proceeds) otherwise payable to that Investor under this Agreement or (ii) be paid by that Investor to this FuturesAccess Fund within thirty (30) days of written notice from the Tax Matters Representative requesting the payment, or (iii) charged against the Investor’s Capital Account. In addition, if any such payment is made on behalf of or with respect to a former Investor, that Investor shall pay over to this FuturesAccess Fund an amount equal to the amount of such payment made on behalf of or with respect to it within thirty (30) days of written notice from the Tax Matters Representative requesting the payment.  Any amounts required to be paid by any current or former Investor to this FuturesAccess Fund pursuant to this Section 10.08 that have not been paid within thirty (30) days of written notice from the Tax Matters Representative requesting such payment shall accrue interest at the rate of interest equal to the prime rate of interest as published from time to time in the Wall Street Journal (or any substantially similar rate selected by the Tax Matters Representative in its discretion) plus two percent (2%) per annum from the date that the payment was made on behalf of or with respect to such Investor until the date that such amount is paid to this FuturesAccess Fund.  Any cost or expense incurred by the Tax Matters Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, will be paid by this FuturesAccess Fund, and the Tax Matters Representative shall be entitled to be indemnified by this FuturesAccess Fund with respect to any action brought against it in connection with the settlement of any such proceeding. The provisions contained in this Section 10.08 shall survive the dissolution of this FuturesAccess Fund and the withdrawal of any Investor or the Transfer of any Investor’s interest in this FuturesAccess Fund and shall apply to any current or former Investor.
3.	Except as specifically amended herein, the Agreement is, and shall continue to be, in full force and effect and is hereby in all respects ratified and confirmed.
4.	The governing law, counterparties, method of execution, rules of interpretation, notice and other procedural provisions set forth in the Agreement shall be equally applicable to this Amendment.
* * * * * * *

IN WITNESS WHEREOF the parties hereto have entered into this Amendment as of December 31, 2017.
SPONSOR:	INVESTORS:

Merrill Lynch Alternative Investments LLC	By:	Merrill Lynch Alternative Investments LLC
Attorney‑in‑Fact

By: /s/ Jeff McGoey	By:	/s/ Jeff McGoey
Name: Jeff McGoey		Name: Jeff McGoey
Title: VP of MLAI		Title: VP of MLAI

Dated: January 19, 2018	Dated: January 19, 2018